Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

8th August 2002

02049541

SUPPL

02 AUG 23 AM 11:32

Securities and Exchange Commission
Office of International Corporate Financ
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Dairy Farm International Holdings Limited

We enclose for your information a notification dated 8th August 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

encl.

dlw 9/4

Full Text Announcement

Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Purchase of Own Securities
Released	11:14 8 Aug 2002
Number	7202Z

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED ("DFIH")

SHARE REPURCHASE

Please be advised of the following repurchase by DFIH of its ordinary shares in the market:-

Date of repurchase	: 8th August 2002
Total number of shares repurchased	: 691,500 shares
Highest price paid per share	: US$0.8561
Lowest price paid per share	: US$0.8450

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

8th August 2002

www.dairyfarmgroup.com

END